Exhibit 99.1

Luckin Coffee Inc. Announces Second Quarter 2022 Financial Results

Second Quarter Net Revenues Increased 72%; 615 Net New Store Openings

Continued Improvement in Profitability Profile

Sustainable Development Committee Formed to Advise on ESG Initiatives, Policies and Disclosures

BEIJING, August 8, 2022 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended June 30, 2022.

SECOND QUARTER 2022 HIGHLIGHTS1

●	Total net revenues in the second quarter were RMB3,298.7 million (US$493.2 million), representing an increase of 72.4% from RMB1,913.7 million in the same quarter of 2021.

●	Net new store openings in the second quarter was 615, resulting in a quarter-over-quarter store unit growth of 9.3% from the number of stores at the end of the first quarter of 2022, ending the second quarter with 7,195 stores which include 4,968 self-operated stores and 2,227 partnership stores.

●	Average monthly transacting customers in the second quarter were 20.7 million, representing an increase of 68.6% from 12.3 million in the same quarter of 2021.

●	Revenues from self-operated stores in the second quarter were RMB2,331.1 million (US$348.6 million), representing an increase of 52.4% from RMB1,529.3 million in the same quarter of 2021.

●	Same-store sales growth for self-operated stores in the second quarter was 41.2%, compared to 71.8% in the same quarter of 2021.

●	Store level operating profit – self-operated stores in the second quarter was RMB712.2 million (US$106.5 million) with store level operating profit margin of 30.6%, compared to RMB353.2 million with store level operating profit margin of 23.1% in the same quarter of 2021.

●	Revenues from partnership stores in the second quarter were RMB777.5 million (US$116.3 million), representing an increase of 178.4% from RMB279.3 million in the same quarter of 2021.

●	GAAP operating income in the second quarter was RMB241.6 million (US$36.1 million), representing a GAAP operating income margin of 7.3%, compared to a GAAP operating loss of RMB47.5 million in the same quarter of 2021. Non-GAAP operating income in the second quarter, which adjusts for share-based compensation expenses, was RMB342.6 million (US$51.2 million), representing a non-GAAP operating income margin of 10.4%, compared to RMB23.5 million, or a non-GAAP operating income margin of 1.2% in the same quarter of 2021, which represents a significant improvement of operating results.

1 Please refer to the section “KEY DEFINITIONS” on Page 6 for detailed definitions on certain terms used.

COMPANY STATEMENT

“We are proud to announce that Luckin Coffee delivered another quarter of outstanding financial and operational results despite continued pandemic-related headwinds,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “We reported net revenues growth of over 70% compared to the same quarter last year, same-store sales growth for self-operated stores of over 40% and our partnership store revenues continued to increase as a percentage of total revenues. Furthermore, we successfully launched 34 new products during the second quarter and sold over 24 million cups of our “Coconut Cloud Latte” from its launch in April 2022 through the end of the second quarter.

Dr. Guo continued, “During the second quarter, we had 615 net new store openings and entered 11 new lower-tier cities through our partnership stores and three new lower-tier cities through our self-operated stores. We remain focused on achieving further market penetration through a combination of our self-operated stores and retail partnership models, which allow us to meet increasing customer demand in an agile and flexible manner. Our growing scale and operating leverage continues to drive improved returns, with a store level operating profit margin for self-operated stores of over 30% and a reported operating profit margin of over 7%.”

Dr. Guo concluded, “I am also pleased to announce that, after the successful completion of the restructuring of our financial indebtedness in the first quarter, we have made substantial progress on resolving outstanding U.S. securities litigations. We received final court approval for the federal class settlement and we also made substantial progress in resolving remaining opt-out litigations. This marks another important milestone for Luckin Coffee in resolving all of its historical issues. While we continue to foresee adverse effects of the pandemic on our business in the near-term, the Board and management team remain confident in our ability to capture growth opportunities in the China market and drive long-term value and sustainable growth for our shareholders.”

Established Sustainable Development Committee

To enhance the Company’s environmental, social and corporate governance (ESG) initiatives, the Board has established a Sustainable Development Committee, comprised of certain directors, executives and external experts, to advise the Board in fulfilling its oversight responsibilities with regard to sustainability matters. The Sustainable Development Committee is co-chaired by Mr. Weihao (Michael) Chen and Dr. Jinyi Guo, who will be responsible for developing and implementing sustainability related initiatives, policies and disclosures. The Company plans to publish its first Corporate Governance Report in the fourth quarter of 2022, in an effort to provide stakeholders with greater transparency on its ESG-related efforts and progress.

“Operating sustainably is crucial to the long-term success of Luckin Coffee,” said Dr. Guo. “We are committed to ensuring that we operate in line with the best-in-class environmental, social and corporate governance standards and are looking forward to the publication of our Corporate Governance Report, which will give shareholders more visibility into this important priority.”

IMPACT OF COVID-19

The global economy, the Chinese markets and the Company’s business have been and continue to be adversely affected by the COVID-19 pandemic. As cases of the Omicron variant emerged in China and spread to several major cities at the end of 2021, many provinces and municipalities activated the highest response to this public health crisis.

Following the impact on daily store closures in the first quarter of 2022, the Company experienced around 900 daily store closures on average in April and May 2022. With the gradual lifting of COVID-19 pandemic related restrictions, the Company experienced around 152 daily store closures on average in June 2022 and around 96 daily store closures on average in July 2022. While the negative impact of the COVID-19 pandemic on the Company has lessened in the second quarter of 2022, the COVID-19 situation remains highly unpredictable.

The Company anticipates that its operations will continue to be negatively affected by pandemic-related market pressures for the foreseeable future. The extent of these impacts is difficult to predict given the uncertainties relating to the spread of the pandemic and its impacts on the local and national economies.

SECOND QUARTER 2022 FINANCIAL RESULTS

Total net revenues were RMB3,298.7 million (US$493.2 million) in the second quarter of 2022, representing an increase of 72.4% from RMB1,913.7 million in the same quarter of 2021. Net revenues growth was primarily driven by the increased number of products sold, the increase in store footprint, the increase in the number of monthly transacting customers and higher average selling price for the Company’s products.

●	Revenues from product sales were RMB2,521.2 million (US$377.0 million) in the second quarter of 2022, representing an increase of 54.3% from RMB1,634.5 million in the same quarter of 2021.

●	Net revenues from freshly brewed drinks were RMB2,256.8 million (US$337.5 million), representing 68.4% of total net revenues in the second quarter of 2022, compared to RMB1,455.6 million, or 76.1% of total net revenues, in the same quarter of 2021.

●	Net revenues from other products were RMB148.4 million (US$22.2 million), representing 4.5% of total net revenues in the second quarter of 2022, compared to RMB95.3 million, or 5.0% of total net revenues, in the same quarter of 2021.

●	Net revenues from others were RMB116.0 million (US$17.3 million), representing 3.5% of total net revenues in the second quarter of 2022, compared to RMB83.6 million, or 4.3% of total net revenues, in the same quarter of 2021.

●	Revenues from partnership stores were RMB777.5 million (US$116.3 million) in the second quarter of 2022, representing 23.6% of total net revenues, which is an increase of 178.4% compared to RMB279.3 million, or 14.6% of total net revenues, in the same quarter of 2021. For the second quarter of 2022, revenues from partnership stores included sales of materials of RMB500.3 million (US$74.7 million), profit sharing of RMB105.3 million (US$15.7 million), sales of equipment of RMB89.4 million (US$13.4 million), delivery service of RMB77.5 million (US$11.6 million) and other services of RMB5.0 million (US$0.8 million).

Total operating expenses were RMB3,057.1 million (US$457.1 million) in the second quarter of 2022, representing an increase of 55.9% from RMB1,961.3 million in the same quarter of 2021. The increase in total operating expenses was predominantly the result of the Company’s business expansion and a full impairment provided for Luckin Coffee Express machines of RMB221.8 million (US$33.2 million) due to historical underperformance and updated strategy and business projections for Luckin Coffee Express machines determined by the management in the second quarter of 2022. Meanwhile, operating expenses as a percentage of net revenues decreased to 92.7% in the second quarter of 2022 from 102.5% in the same quarter of 2021, due to increased economies of scale and the Company’s technology-driven operations.

●	Cost of materials were RMB1,261.9 million (US$188.7 million) in the second quarter of 2022, representing an increase of 66.0% from RMB760.3 million in the same quarter of 2021, generally in line with the increase in the number of products sold and the increase in sales of materials to partnership stores.

●	Store rental and other operating costs were RMB662.5 million (US$99.1 million) in the second quarter of 2022, representing an increase of 41.8% from RMB467.2 million in the same quarter of 2021, mainly due to the increase in labor costs, store rental as well as utilities and other store operating costs as a result of the increased number of stores and items sold in the second quarter of 2022. Store rental and other operating costs increased proportionately less than the revenues as a result of economies of scale.

●	Depreciation and amortization expenses were RMB97.2 million (US$14.5 million) in the second quarter of 2022, representing a decrease of 14.8% from RMB114.2 million in the same quarter of 2021, mainly due to the decrease in amortization of leasehold improvements for the stores whose leasehold improvements had been fully amortized before the second quarter of 2022, offset by the increase of depreciation expenses of additional equipment put into use in new stores in the second quarter of 2022. Furthermore, the overall depreciation of equipment increased by 6.3%, which was proportionately less than the increase in net revenues as a result of economies of scale.

●	Delivery expenses were RMB314.6 million (US$47.0 million) in the second quarter of 2022, representing an increase of 67.4% from RMB188.0 million in the same quarter of 2021, mainly due to the increase in the number of delivery orders.

●	Sales and marketing expenses were RMB129.0 million (US$19.3 million) in the second quarter of 2022, representing an increase of 61.4% from RMB79.9 million in the same quarter of 2021, mainly due to the increase in advertising expenses and commission fees paid to third-party delivery platforms in line with the increase in the number of delivery orders. Sales and marketing expenses amounted to 3.9% of net revenues in the second quarter of 2022, compared to 4.2% of net revenues in the same quarter of 2021.

●	General and administrative expenses were RMB341.6 million (US$51.1 million) in the second quarter of 2022, representing an increase of 19.1% from RMB286.7 million in the same quarter of 2021. The increase in general and administrative expenses was mainly driven by (i) the increase in share-based compensation due to more Restricted Share Units (“RSUs) issued to incentivize management and employees, (ii) the increase in payroll costs for headquarter staff and (iii) the increase in research and development expenses. General and administrative expenses amounted to 10.4% of net revenues in the second quarter of 2022, compared to 15.0% of net revenues in the same quarter of 2021.

●	Store preopening and other expenses were RMB7.8 million (US$1.2 million) in the second quarter of 2022, compared to RMB2.1 million in the same quarter of 2021, mainly due to more stores being opened in the second quarter of 2022 compared to the same quarter of 2021. Store preopening and other expenses amounted to 0.2% of net revenues in the second quarter of 2022, compared to 0.1% of net revenues in the same quarter of 2021.

●	Impairment loss of long-lived assets were RMB221.8 million (US$33.2 million) in the second quarter of 2022, which was provided for a full impairment for Luckin Coffee Express machines due to historical underperformance and updated strategy and business projections for Luckin Coffee Express machines determined by the management in the second quarter of 2022, compared to nil in the same quarter of 2021. Impairment loss of long-lived assets amounted to 6.7% of net revenues in the second quarter of 2022, compared to nil% of net revenues in the same quarter of 2021.

●	Losses and expenses related to Fabricated Transactions and Restructuring were RMB20.6 million (US$3.1 million) in the second quarter of 2022, representing a decrease of 67.3% from RMB62.9 million in the same quarter of 2021, as the Company had successfully completed the dismissal of provisional liquidation in March 2022. The losses and expenses related to Fabricated Transactions and Restructuring consisted primarily of professional and legal fees for U.S. securities litigations, and other advisory service fees. Losses and expenses related to Fabricated Transactions and Restructuring amounted to 0.6% of net revenues in the second quarter of 2022, compared to 3.3% of net revenues in the same quarter of 2021.

●	Store level operating profit margin - self-operated stores was 30.6% in the second quarter of 2022, compared to 23.1% in the same quarter of 2021, primarily due to the benefits of economies of scale from the increased number of products sold and the higher average selling price.

GAAP operating income was RMB241.6 million (US$36.1 million) in the second quarter of 2022, representing a GAAP operating income margin of 7.3%, compared to an operating loss of RMB47.5 million in the same quarter of 2021. Non-GAAP operating income was RMB342.6 million (US$51.2 million) in the second quarter of 2022, representing a non-GAAP operating income margin of 10.4%, compared to RMB23.5 million, or a non-GAAP operating income margin of 1.2% in the same quarter of 2021. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Net loss was RMB114.7 million (US$17.2 million) in the second quarter of 2022 which includes a provision for equity litigants of RMB276.8 million (US$41.4 million) which reflects the Company’s substantial progress in resolving opt-out securities lawsuits filed in the United States relating to the Fabricated Transactions, and an income tax expense of RMB101.8 million (US$15.2 million) as a result of taxable income, compared to a net income of RMB21.0 million in the same quarter of 2021. Non-GAAP net income was RMB267.5 million (US$40.0 million), representing a non-GAAP net income margin of 8.1% in the second quarter of 2022, compared to RMB92.0 million, or a non-GAAP net income margin of 4.8% in the same quarter of 2021.

Basic and diluted net loss per ADS was RMB0.40 (US$0.08) and RMB0.40 (US$0.08) in the second quarter of 2022, respectively, compared to basic and diluted net income per ADS of RMB0.08 and RMB0.08 in the same quarter of 2021, respectively.

Non-GAAP basic and diluted net income per ADS was RMB0.88 (US$0.16) and RMB0.88 (US$0.16) in the second quarter of 2022, respectively, compared to RMB0.40 and RMB0.40 in the same quarter of 2021.

Net cash used in operating activities was RMB553.1 million (US$82.7 million) in the second quarter of 2022, which included the settlement of payable to equity litigants of US$175.0 million (RMB1,172.2 million). Excluding the payment to equity litigants, net cash provided by operating activities was RMB619.1 million (US$92.6 million) in the second quarter of 2022, compared to net cash provided by operating activities of RMB362.7 million in the same quarter of 2021.

Cash and cash equivalents and restricted cash were RMB4,473.7 million (US$668.9 million) as of June 30, 2022, compared to RMB6,555.3 million as of December 31, 2021. The decrease was primarily attributable to the repayment of senior convertible notes following the restructuring of these notes on January 28, 2022, the settlement of payable to fulfill the Company’s obligations under the federal class action settlement and purchase of property and equipment, offset by the proceeds from the issuance of senior preferred shares to Joy Capital on January 7, 2022 and operational cash generation.

KEY OPERATING DATA

	For the three months ended or as of
	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2020	2021	2021	2021	2021	2022	2022
Total stores	4,803	4,951	5,259	5,671	6,024	6,580	7,195
Self-operated stores	3,929	3,939	4,018	4,206	4,397	4,675	4,968
Partnership stores	874	1012	1,241	1,465	1,627	1,905	2,227
Same-store sales growth for self-operated stores	9.2%	94.5%	71.8%	75.8%	43.6%	41.6%	41.2%
Average monthly transacting customers (in thousands)	9,712	8,728	12,285	14,722	16,229	15,975	20,712

KEY DEFINITIONS

●	Total net revenues include revenues from product sales and revenues from partnership stores.

●	Revenues from product sales include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, unmanned machines, e-commerce and revenue from delivery for self-operated stores.

●	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores.

●	Revenues from partnership stores include net revenue from the sales of materials, equipment, and other services including delivery and pre-opening services provided to partnership stores and profit sharing from partnership stores.

●	Same-store sales growth for self-operated stores. Defined as growth rate of total revenue from self-operated stores that has been in operation as at the beginning of comparable period and was not closed before current period ending with the number of average operating days over 15 per month over both current period and last year’s comparable period.

●	Store level operating profit - self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, store preopening and other expenses from our self-operated store revenues.

●	Store level operating profit margin - self-operated stores. Calculated by dividing store level operating profit by total revenues from self-operated stores.

●	Total number of stores. The number of stores open at the ending of the period, excluding unmanned machines.

●	Net new store openings. The number of gross new stores opened during the period minus the number of stores permanently closed during the period.

●	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

●	Non-GAAP operating income/(loss). Calculated by operating (loss)/income excluding share-based compensation expenses.

●	Non-GAAP net income/(loss). Calculated by net income/(loss) excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants.

●	Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. Calculated by adjusting net income/(loss) attributable to the Company's ordinary shareholders excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants.

●	Non-GAAP basic and diluted net income/(loss) per shares. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

●	Non-GAAP basic and diluted net income/(loss) per ADSs. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses adjusted operating (loss)/income and adjusted net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating (loss)/income excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB6.6878 to US$1.00, the exchange rate on June 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will host a conference call today, on Monday, August 8, 2022, at 8:00 am Eastern Time (or 8:00 pm Beijing Time) to discuss its financial results.

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with participant dial-in numbers, a Direct Event passcode and a unique access PIN by email.

Pre-registration is accessible online at https://register.vevent.com/register/BIfe27acd73e0646939e30e0c95680c35c.

In the 10 minutes prior to the conference call start time, you may use the conference access information provided in the email received following registration. Please note that, due to regional restrictions, some participants may receive operator assistance when joining the conference call and will not be automatically connected.

As previously announced, all shareholders are able to submit questions to Luckin Coffee management by visiting https://edge.media-server.com/mmc/p/ythamqfc. After registration, there will be an “Ask a Question” section on the top right of the screen. Management will answer a selection of questions from the submission list during the conference call. The Q&A platform will remain open until the conclusion of the earnings call.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@lkcoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@lkcoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2021	June 30, 2022 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,477,636	4,397,042	657,472
Restricted cash	58,200	55,500	8,299
Accounts receivable, net	38,605	42,329	6,329
Receivables from online payment platforms	171,562	178,993	26,764
Inventories, net	593,340	781,215	116,812
Prepaid expenses and other current assets, net	1,044,007	1,150,340	172,007
Total current assets	8,383,350	6,605,419	987,683

Non-current assets:
Property and equipment, net	1,805,101	1,611,594	240,975
Restricted cash	19,438	21,183	3,167
Other non-current assets, net	163,926	154,475	23,098
Deferred tax assets, net	702,941	620,030	92,711
Operating lease, right-of-use assets	1,237,734	1,454,397	217,470
Derivative asset bifurcated from Series B Senior Secured Notes	-	31,929	4,774
Total non-current assets	3,929,140	3,893,608	582,195
TOTAL ASSETS	12,312,490	10,499,027	1,569,878

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	293,700	524,620	78,444
Accrued expenses and other liabilities	1,327,598	1,291,816	193,160
Deferred revenues	90,620	82,919	12,399
Convertible senior notes	2,931,396	-	-
Payable for equity litigants settlement	1,350,257	526,822	78,774
Operating lease liabilities-current	598,062	692,961	103,616
Total current liabilities	6,591,633	3,119,138	466,393

Non-current liabilities:
Series B Senior Secured Notes	-	854,161	127,719
Operating lease liabilities-non current	575,060	685,898	102,560
Total non-current liabilities	575,060	1,540,059	230,279
Total liabilities	7,166,693	4,659,197	696,672

Commitments and contingencies

Mezzanine equity
Senior Preferred Shares	1,514,660	1,578,040	235,958

Shareholders’ equity:
Class A Ordinary shares	21	22	3
Class B Ordinary shares	2	2	-
Additional paid-in capital	15,037,992	15,816,486	2,364,976
Accumulated deficits	(11,768,626)	(11,863,498)	(1,773,901)
Accumulated other comprehensive income	359,131	306,161	45,779
Statutory reserves	2,617	2,617	391
Total shareholders’ equity	3,631,137	4,261,790	637,248
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	12,312,490	10,499,027	1,569,878

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	1,634,472	2,521,221	376,988	2,741,304	4,376,518	654,403
Revenues from partnership stores	279,276	777,506	116,257	441,147	1,326,807	198,392
Total net revenues	1,913,748	3,298,727	493,245	3,182,451	5,703,325	852,795

Cost of materials	(760,330)	(1,261,936)	(188,692)	(1,299,653)	(2,245,087)	(335,699)
Store rental and other operating costs	(467,221)	(662,523)	(99,064)	(887,868)	(1,248,492)	(186,682)
Depreciation and amortization expenses	(114,159)	(97,240)	(14,540)	(228,973)	(192,950)	(28,851)
Delivery expenses	(187,976)	(314,602)	(47,041)	(319,126)	(561,328)	(83,933)
Sales and marketing expenses	(79,937)	(129,029)	(19,293)	(141,256)	(237,436)	(35,503)
General and administrative expenses	(286,718)	(341,608)	(51,079)	(559,781)	(664,603)	(99,375)
Store preopening and other expenses	(2,058)	(7,793)	(1,165)	(2,679)	(16,044)	(2,399)
Impairment loss of long-lived assets	-	(221,810)	(33,166)	-	(221,810)	(33,166)
Losses and expenses related to Fabricated Transactions and Restructuring	(62,851)	(20,563)	(3,075)	(154,660)	(57,890)	(8,656)
Total operating expenses	(1,961,250)	(3,057,104)	(457,115)	(3,593,996)	(5,445,640)	(814,264)
Operating (loss)/income	(47,502)	241,623	36,130	(411,545)	257,685	38,531

Interest income	19,800	21,996	3,289	55,565	41,442	6,197
Interest and financing expenses	(9,419)	(8,287)	(1,239)	(18,130)	(15,146)	(2,265)
Foreign exchange gain, net	105,032	2,099	314	109,056	11,888	1,778
Other income, net	7,739	10,883	1,627	12,950	33,078	4,946
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	-	(4,435)	(663)	-	(4,435)	(663)
Provision for equity litigants	-	(276,795)	(41,388)	-	(279,967)	(41,862)

Net income/(loss) before income taxes	75,650	(12,916)	(1,930)	(252,104)	44,545	6,662
Income tax (expense)/benefit	(54,615)	(101,791)	(15,220)	40,665	(139,417)	(20,846)
Net income/(loss)	21,035	(114,707)	(17,150)	(211,439)	(94,872)	(14,184)

Less: Net loss attributable to non-controlling interests	-	-	-	108	-	-
Net income/(loss) attributable to the Company’s ordinary shareholders	21,035	(114,707)	(17,150)	(211,547)	(94,872)	(14,184)

Net income/(loss) per ordinary share: - Basic	0.01	(0.05)	(0.01)	(0.10)	(0.04)	(0.01)
Net income/(loss) per ordinary share: - Diluted	0.01	(0.05)	(0.01)	(0.10)	(0.04)	(0.01)
Net income/(loss) per ADS (8 ordinary shares per ADS): - Basic*	0.08	(0.40)	(0.08)	(0.80)	(0.32)	(0.08)
Net income/(loss) per ADS (8 ordinary shares per ADS): - Diluted*	0.08	(0.40)	(0.08)	(0.80)	(0.32)	(0.08)
Weighted average shares outstanding used in calculating basic and diluted income/(loss) per share: - Basic	2,025,174,796	2,479,072,115	2,479,072,115	2,025,174,796	2,466,520,179	2,466,520,179
Weighted average shares outstanding used in calculating basic and diluted income/(loss): - Diluted	2,025,174,796	2,479,072,115	2,479,072,115	2,025,174,796	2,466,520,179	2,466,520,179

Net income/(loss)	21,035	(114,707)	(17,150)	(211,439)	(94,872)	(14,184)
Other comprehensive loss, net of tax of nil:
Foreign currency translation difference, net of tax of nil	(34,672)	(49,097)	(7,341)	(64,862)	(52,970)	(7,920)
Total comprehensive loss	(13,637)	(163,804)	(24,491)	(276,301)	(147,842)	(22,104)
Less: Total comprehensive loss attributable to non-controlling interests	-	-	-	108	-	-
Total comprehensive loss attributable to ordinary shareholders	(13,637)	(163,804)	(24,491)	(276,409)	(147,842)	(22,104)

* The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	362,730	(553,120)	(82,706)	129,553	(445,409)	(66,600)
Net cash (used in)/provided by investing activities	(73,505)	(69,547)	(10,399)	86,538	(139,725)	(20,893)
Net cash used in financing activities	-	-	-	-	(1,559,559)	(233,195)
Effect of foreign exchange rate changes on cash and cash equivalents	(25,503)	74,996	11,214	(13,866)	63,144	9,442
Net increase/(decrease) in cash and cash equivalents and restricted cash	263,722	(547,671)	(81,891)	202,225	(2,081,549)	(311,246)
Cash and cash equivalents and restricted cash at beginning of period	4,877,548	5,021,396	750,829	4,939,045	6,555,274	980,184
Cash and cash equivalents and restricted cash at end of period	5,141,270	4,473,725	668,938	5,141,270	4,473,725	668,938

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating income/(loss)
Operating (loss)/income	(47,502)	241,623	36,130	(411,545)	257,685	38,531
Adjusted for: Share-based compensation expenses	71,000	101,001	15,103	127,476	177,087	26,480
Non-GAAP operating income/(loss)	23,498	342,624	51,233	(284,069)	434,772	65,011

B. Non-GAAP net income/(loss)
Net income/(loss)	21,035	(114,707)	(17,150)	(211,439)	(94,872)	(14,184)
Adjusted for:
Share-based compensation expenses	71,000	101,001	15,103	127,476	177,087	26,480
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	-	4,435	663	-	4,435	663
Provision for equity litigants	-	276,795	41,388	-	279,967	41,862
Non-GAAP net income/(loss)*	92,035	267,524	40,004	(83,963)	366,617	54,821

C. Non-GAAP net income/(loss) per share — basic and diluted
Net income/(loss) attributable to the Company’s ordinary shareholders	21,035	(114,707)	(17,150)	(211,547)	(94,872)	(14,184)
Adjusted for:
Share-based compensation expenses	71,000	101,001	15,103	127,476	177,087	26,480
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	-	4,435	663	-	4,435	663
Provision for equity litigants	-	276,795	41,388	-	279,967	41,862
Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders*	92,035	267,524	40,004	(84,071)	366,617	54,821

Weighted average shares outstanding used in calculating basic and diluted income/(loss) per share - basic	2,025,174,796	2,479,072,115	2,479,072,115	2,025,174,796	2,466,520,179	2,466,520,179
Weighted average shares outstanding used in calculating basic and diluted income/(loss) per share - diluted	2,025,174,796	2,539,242,650	2,539,242,650	2,025,174,796	2,521,935,672	2,521,935,672
Non-GAAP net income/(loss) per share — Basic	0.05	0.11	0.02	(0.04)	0.15	0.02
Non-GAAP net income/(loss) per share — Diluted	0.05	0.11	0.02	(0.04)	0.15	0.02
Non-GAAP net income/(loss) per ADS — Basic**	0.40	0.88	0.16	(0.32)	1.20	0.16
Non-GAAP net income/(loss) per ADS — Diluted**	0.40	0.88	0.16	(0.32)	1.20	0.16

* Differences in the definition of Non-GAAP indicators between this earnings announcement and 2021 Non-GAAP indicators are contributable to the items that occurred beyond the reporting periods of this earnings announcement, including the reversal for SEC settlement. Starting from the third quarter of 2021, impairment loss of long-lived assets was due to normal operation, rather than unexpected events such as store closures caused by the COVID-19 pandemic, and therefore, removed from Non-GAAP adjustment items.

** The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.